UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File Number 000-12551

Comminssion

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION

Aspyra, Inc.
Full Name of Registrant

Creative Computer Applications, Inc.
Former Name if Applicable

26115-A Mureau Rd.
Address of Principal Executive Office (Street and Number)

Calabasas, CA 91302
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2006 within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant’s audited financial statements for the year ended December 31, 2006 could not be completed within such time period without unreasonable effort or expense.  The Registrant expects to file its Annual Report on Form 10-KSB including the related financial statements on or prior to April 17, 2007 within the 15 calendar day period provided by Rule 12b-25(b)(2)(ii).  The Registrant does not anticipate that the Form 10-KSB to be filed will have any material restatement of financial information from prior periods.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Anahita Villafane, CFO	818	880-6700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this Form 12b-25, the Registrant’s financial statements for the fiscal year ended December 31, 2006 have not been completed due to the reasons stated above, but it is anticipated that these financial statements will report a significant change in the Registrant’s earnings statement compared to 2005.  The Registrant expects to report a change in its results of operations and a net loss of approximately $3.6 million in its fiscal year ended December 31, 2006 compared to a net loss of approximately $2.5 million for the fiscal year ended December 31, 2005.  The loss is primarily attributable to integration expenses related to the merger, completed in November 2005, of Xymed.com, Inc., a wholly owned subsidiary of the Registrant, with and into StorCOMM, Inc. (the “Merger”) and the consolidation of the merged companies’ businesses as well as changes to the Registrant’s sales model.  In addition, the Registrant’s statement of operations for the year ended December 31, 2006 will represent, on a consolidated basis, Registrant’s post-Merger financial performance for the entire year compared to the statement of operations for the year ended December 31, 2005, which represents Registrant’s post-Merger financial performance for approximately one month.

Aspyra, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2007	By	/s/ Anahita Villafane

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).